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Amy J. Tawney	Winchester, VA 22601
Partner
atawney@bowlesrice.com
T (304) 347-1123
F (304) 343-3058

bowlesrice.com
December 6, 2024
VIA EDGAR
Ms. Susan Block
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303

Re: Burke & Herbert Financial Services Corp.
Registration Statement on Form S-3
Filed November 15, 2024
File No. 333-283261 (the “Registration Statement”)

Dear Ms. Block:

On behalf of Burke & Herbert Financial Services Corp. (the “Company”), we are hereby transmitting for filing via EDGAR Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-283261 (the “Amended S-3”). Simultaneously therewith, the Company is submitting via EDGAR this letter in response to the comment letter it received from the staff of the Division of Corporation Finance (the “Staff”) dated November 26, 2024, with respect to the Registration Statement. We have included below the comment set forth in the Staff’s letter, as well as the Company’s response thereto.

Form S-3 filed November 15, 2024

General

1.We note the disclosure that Burke & Herbert Financial Services Corp. and/or one or more selling securityholders to be identified in the future may from time to time offer and sell in one or more offerings, together or separately, any combination of the securities described in the prospectus. Please revise to register a specific amount of securities for the selling securityholders. Please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Questions and Answers 228.03 and 228.04. In

Ms. Susan Block
December 6, 2024

that regard, please also confirm compliance with Rule 430B(b)(2) and revise to refer to the unnamed security holders by identifying the initial offering transaction by which the securities were sold. Alternatively, revise to remove the description that indicates that selling security holders may be identified in the future in any combination of the securities described in the prospectus where you are not able to comply with Rule 430B, or advise. Finally, for any shares that are being offered by selling shareholders, revise this registration statement to specifically register those shares and pay the required fees.

Response:

We have revised the disclosure in the Amended S-3 to remove all references to selling securityholders given that no securities are being registered for resale by any selling securityholders in accordance with the guidance provided in Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations and General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2).

We believe the foregoing is responsive to the Staff’s comments and request for additional information. Please be advised that the Company wishes to have the registration statement declared effective as soon as possible. Accordingly, should you have any further comments or questions or need any additional information, please do not hesitate to contact the undersigned at (304) 347-1123.

Very truly yours,

/s/Amy J. Tawney

Amy J. Tawney
Bowles Rice LLP
600 Quarrier Street
Charleston, West Virginia 25301
atawney@bowlesrice.com
AJT/sec
cc: Mr. David Boyle, Burke & Herbert Financial Services Corp.